UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 15, 2021
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OLD NATIONAL BANCORP
(Exact name of Registrant as specified in its charter)
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Indiana	001-15817	35-1539838
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Main Street
Evansville,	Indiana	47708
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (800) 731-2265
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(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	ONB	The NASDAQ Stock Market LLC
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (s230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (s240.12b-2 of this chapter).
Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On September 15, 2021, Old National Bancorp (“Old National”) held a Special Meeting of Shareholders (the “Special Meeting”). At the Special Meeting, the Old National shareholders voted upon the proposals set forth in a joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) prepared in connection with the Merger (as defined below), dated July 27, 2021, and filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2021:

As of July 21, 2021, the record date for the Special Meeting, there were 165,720,179 shares of Old National common stock issued and outstanding and eligible to be voted at the Special Meeting, and 127,987,890 shares were represented in person or by proxy at the Special Meeting, which constituted a quorum to conduct business at the meeting.

The results of the votes cast by shareholders are as follows:

Proposal 1: To adopt the Agreement and Plan of Merger, dated as of May 30, 2021 (the “Merger Agreement”), by and between Old National and First Midwest Bancorp, Inc. (“First Midwest”), as such agreement may be amended from time to time, pursuant to which First Midwest will merge with and into Old National, with Old National as the surviving corporation (the “Merger”), as more fully described in the Proxy Statement/Prospectus (the “Old National Merger Proposal”);

Proposal 1:	The Old National Merger Proposal:

For	Against	Abstain	Broker Non-Votes
126,908,565	672,760	406,565	N/A

Proposal 2: To approve an amendment to the Fifth Amended and Restated Articles of Incorporation of Old National to effect an increase in the number of authorized shares of Old National’s common stock from 300,000,000 to 600,000,000 (the “Old National Articles Amendment Proposal”);

Proposal 2:	The Old National Articles Amendment Proposal:

For	Against	Abstain	Broker Non-Votes
125,306,326	2,128,212	553,352	N/A

Proposal 3: To adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Old National Merger Proposal or the Old National Articles Amendment Proposal, or to ensure that any supplement or amendment to the Proxy Statement/Prospectus is timely provided to holders of Old National common stock (the “Adjournment Proposal”). Because the Old National Merger Proposal and the Old National Articles Amendment Proposal were approved, the Adjournment Proposal was withdrawn and not considered at the Special Meeting.

Completion of the Merger remains subject to regulatory approval by the Board of Governors of the Federal Reserve System and the satisfaction of the other customary closing conditions contained in the Merger Agreement. Assuming such conditions are satisfied, Old National currently expects to complete the Merger in the fourth quarter of 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2021

OLD NATIONAL BANCORP

By: /s/ Jeffrey L. Knight
Jeffrey L. Knight
Executive Vice President
Chief Legal Counsel and Corporate Secretary

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